SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Releases dated December 9, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CIDA renews managed services contract with CGI

Ottawa, Ontario, December 9, 2004 – The Canadian International Development Agency (CIDA) has selected CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB) for a four-year managed services contract valued at CDN$15.8 million. CIDA is the federal agency charged with planning and implementing most of Canada’s sustainable development programs in developing countries in order to reduce poverty and to contribute to a more secure, equitable and prosperous world.

This is a renewal of a previous managed services contract and has the potential of being extended for an additional six years. CGI will continue to manage all infrastructure support services for over 2,100 CIDA professionals and provide the Agency with a national service desk, onsite support services as well as systems and network management.

To address CIDA’s new requirements for production support services and the implementation of proactive measures to enhance user support, CGI will leverage its core capabilities and its existing service delivery infrastructure. CGI will also provide a variety of information technology consulting services and strive to deliver continual cost reductions and process improvements to the Agency.

“Evolving our services with our clients is key to maximizing value for them. We are pleased with the confidence our long-term client has placed in our ability to find efficiencies and better enable them to focus on their core business. Our Ottawa data center will play an important role in leveraging shared infrastructure to deliver savings,” said Hicham Adra senior vice president and general manager, National Capital Region, CGI.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at September 30, 2004, CGI’s order backlog was CDN$13 billion (US$10.3 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations
Jane Watson, vice-president, investor relations
(416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

PRESS RELEASE	FOR IMMEDIATE RELEASE

The Canada Revenue Agency selects CGI for key IT initiatives

Ottawa, Ontario, December 9, 2004 – The Canada Revenue Agency, the federal body that administers tax laws and several social and economic programs delivered through the tax system, has chosen CGI Group Inc. (CGI) (TSX: GIB.SV.A; NYSE: GIB) for a multi-year, multi-million dollar contract whereby CGI will be providing consulting and systems integration services in three main business areas including, the provision of resources for IT technical and information technology (IT) applications, and the provision of IT solutions for key Agency initiatives. The initiatives pertain to service availability and improvement, data centre recoverability and electronic commerce infrastructure as well as business intelligence and decision support. For over 15 years, CGI has successfully delivered over 50 projects for the Canada Revenue Agency.

CGI has recently expanded its know-how to include the delivery of innovative IT and business solutions specific to tax and revenue customers. The Agency can depend on CGI to deliver highly skilled professionals backed by a global organization recognized for the delivery of solid results based on implementing solutions that make business sense,” said Hicham Adra senior vice president and general manager, National Capital Region, CGI.

Since contract award, CGI has successfully transitioned close to 200 consultants on this contract and has already recorded over CDN$40 million dollars in sales.

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$2.8 billion) and at September 30, 2004, CGI’s order backlog was CDN$13 billion (US$10.3 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations
Jane Watson, vice-president, investor relations
(416) 945-3616

Ronald White, director, investor relations
(514) 841-3230

Media relations
Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: December 10, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary